82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02026443

REGISTRANT'S NAME China Steel Corp.

*CURRENT ADDRESS

PROCESSED
APR 11 2002
THOMSON FINANCIAL
P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3296 FISCAL YEAR 12-31-01

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/8/02

Bo

ARTHUR ANDERSEN
勤業

China Steel Corporation

Revised Forecasted Financial Statements
for the Year Ending December 31, 2001

Together with Independent Auditors' Review Report

ARTHUR ANDERSEN
勤業

T N Soong & Co

12th Floor
156Min Sheng E. Road Sec. 3
Taipei, Taiwan
Republic of China

Tel 882 2 2545-9988
Fax 882 2 2545-9966

English Translation of a Report Originally Issued in Chinese

Independent Auditors' Review Report

The Board of Directors and Stockholders
China Steel Corporation

We have reviewed the revised forecasted balance sheet of China Steel Corporation ("the Corporation") as of December 31, 2001 and the related revised forecasted statements of income, changes in stockholders' equity and cash flows for the year then ending. These revised forecasted financial statements are the best representation of the Corporation's management for the Corporation's financial position, results of operations and cash flows for the forecasted period based on the current environment and the most probable situation in the future.

Our review was made in accordance with the regulations governing the review of forecasted financial statements and, accordingly, included such procedures as we considered necessary to evaluate both the basic assumptions used by management and the preparation and presentation of the forecast.

Our review disclosed that the aforementioned revised forecasted financial statements were prepared in accordance with reasonable assumptions and the regulations governing the preparation of forecasted financial statements. However, the forecasted information and data are uncertain and may differ from actual results. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

The accompanying financial statements of the Corporation for the years ended December 31, 2000 and 1999, on which we have issued our audit report dated January 20, 2001, are presented mainly for comparison and reference purposes.

TN Soong & Co

August 28, 2001

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

REVISED FORECASTED BALANCE SHEET
(In Thousand New Taiwan Dollars)

ASSETS	Forecasted December 31, 2001 (Revised) Amount	%	Forecasted December 31, 2001 (Original) Amount	%	Historical Data December 31, 2000 Amount	%	Historical Data December 31, 1999 Amount	%
CURRENT ASSETS								
Cash and cash equivalents	$ 12,483,698	6	$ 16,707,652	8	$ 15,161,618	7	$ 19,992,607	10
Short-term investments	8,309,282	4	7,530,000	4	7,207,497	4	-	-
Notes receivable	430,050	-	425,097	-	327,427	-	409,095	-
Accounts receivable	1,377,045	1	1,405,147	1	1,727,905	1	1,,142,401	1
Inventories	17,359,731	9	17,517,448	8	19,064,329	9	14,749,289	7
Prepayments and other	659,679	-	790,638	-	472,115	-	737,940	-
Pledged time deposits	7,850,000	4	7,850,000	4	7,600,000	4	7,568,787	4
Total Current Assets	48,469,485	24	52,225,982	25	51,560,891	25	44,600,119	22
LONG-TERM INVESTMENTS	38,041,191	19	39,718,141	19	34,504,547	16	28,213,609	14
PROPERTIES								
Cost								
Land	5,129,690	3	5,129,804	2	5,129,690	2	5,016,459	2
Land improvements	4,316,764	2	4,329,673	2	4,316,764	2	4,305,016	2
Buildings and improvements	35,532,182	18	35,799,442	17	35,432,748	17	35,075,684	17
Machinery and equipment	207,098,358	102	208,545,854	98	203,832,573	98	201,692,260	99
Transportation equipment	1,569,793	-	1,560,942	1	1,569,793	1	1,542,424	1
Miscellaneous equipment	2,649,890	1	3,135,629	1	2,631,889	1	2,536,308	1
Total cost	256,296,677	126	258,501,344	121	252,913,457	121	250,168,151	122
Appreciation	18,266,364	9	18,476,108	9	18,536,364	9	18,851,108	9
Total cost and appreciation	274,563,041	135	276,977,452	130	271,449,821	130	269,019,259	131
Accumulated depreciation	(168,012,286)	(83)	(168,120,902)	(79)	(157,493,844)	(75)	(147,723,588)	(72)
	106,550,755	52	108,856,550	51	113,955,977	55	121,295,671	59
Constructions in progress	6,190,220	3	7,186,194	3	4,460,016	2	6,675,962	3
Net Properties	112,740,975	55	116,042,744	54	118,415,993	57	127,971,633	62
OTHER ASSETS	3,780,091	2	4,187,025	2	4,500,797	2	3,679,765	2
TOTAL ASSETS	$203,031,742	100	$212,173,892	100	$208,982,228	100	$204,465,126	100

LIABILITIES AND STOCKHOLDERS' EQUITY	Forecasted December 31, 2001 (Revised) Amount	%	Forecasted December 31, 2001 (Original) Amount	%	Historical Data December 31, 2000 Amount	%	Historical Data December 31, 1999 Amount	%
CURRENT LIABILITIES								
Short-term bank loans and overdrafts	$ 8,400,000	4	$ 1,932,000	1	$ 2,933,033	1	$ 3,625,612	2
Commercial papers payable	1,191,282	1	3,205,870	2	1,092,919	-	6,313,806	3
Accounts payable	2,320,250	1	2,377,882	1	2,426,340	1	2,757,609	1
Income tax payable	-	-	1,365,663	1	3,339,555	2	1,250,408	1
Other payables	4,890,000	2	3,850,000	2	5,553,083	3	3,874,384	2
Other	1,650,632	1	1,632,500	1	1,682,907	1	1,930,072	1
Long-term liabilities due within on year	7,530,262	4	7,530,262	3	12,809,033	6	7,750,654	4
Total Current Liabilities	25,982,426	13	21,894,177	11	29,836,870	14	27,502,545	14
BONDS PAYABLE	34,200,000	17	44,200,000	21	30,050,000	14	34,812,000	17
LONG-TERM DEBTS	3,737,969	2	2,743,387	1	5,245,363	3	4,862,980	2
RESERVE FOR LAND VALUE INCREMENT TAX	3,370,813	2	3,370,813	2	3,370,813	2	3,370,813	2
OTHERS	4,998,702	2	4,853,636	2	5,824,702	3	6,473,636	3
Total Liabilities	72,289,910	36	77,062,013	37	74,327,748	36	77,021,974	38
STOCKHOLDERS' EQUITY								
Capital stock								
Common	90,611,684	45	89,734,793	42	87,483,626	42	85,621,689	42
Preferred - 14% cumulative and participating	477,680	-	477,770	-	477,770	-	487,340	-
	91,089,364	45	90,212,563	42	87,961,396	42	86,109,029	42
Capital surplus	409,005	-	363,995	-	409,005	-	363,995	-
Retained earnings	39,304,785	19	44,528,379	21	46,380,081	22	40,955,888	20
Unrealized loss on long-term investments	(92,409)	-	-	-	(149,728)	-	(1,101)	-
Cumulative translation adjustments	31,087	-	6,942	-	53,726	-	15,341	-
Total Stockholders' Equity	130,741,832	64	135,111,879	63	134,654,480	64	127,443,152	62
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$203,031,742	100	$212,173,892	100	$208,982,228	100	$204,465,126	100

The accompanying summary of significant accounting policies and basic assumptions on revised financial forecast are an integral part of this statement.

CHINA STEEL CORPORATION

REVISED FORECASTED STATEMENT OF INCOME
(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	Forecasted				Historical Data			
	2001 (Revised)		2001 (Original)		2000		1999	
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$ 85,973,314	100	$ 92,761,014	100	$100,634,849	100	$ 89,881,678	100
COST OF REVENUES	73,479,428	85	72,529,976	78	74,724,305	74	70,816,558	79
GROSS PROFIT	12,493,886	15	20,231,038	22	25,910,544	26	19,065,120	21
OPERATING EXPENSES								
Selling	1,770,744	2	1,779,572	2	1,777,245	2	1,723,141	2
General and administrative	1,931,643	2	1,915,468	2	2,055,655	2	1,704,412	1
Research and development	859,510	1	866,857	1	856,301	1	843,260	1
Total Operating Expenses	4,561,897	5	4,561,897	5	4,689,201	5	4,270,813	4
INCOME FROM OPERATIONS	7,931,989	10	15,669,141	17	21,221,343	21	14,794,307	17
NON-OPERATING INCOME								
Interest	887,184	1	887,184	1	1,140,795	1	956,749	1
Investment income	4,553,949	5	4,014,326	4	2,053,155	2	2,432,875	3
Other	527,370	-	338,610	-	717,964	1	589,358	-
Total Non-Operating Income	5,968,503	6	5,240,120	5	3,911,914	4	3,978,982	4
NON-OPERATING EXPENSES								
Interest	3,072,060	4	2,949,267	3	3,223,830	3	3,052,341	4
Other	328,432	-	709,994	1	303,880	1	209,070	-
Total Non-Operating Expenses	3,400,492	4	3,659,261	4	3,527,710	4	3,261,411	4
INCOME BEFORE INCOME TAX	10,500,000	12	17,250,000	18	21,605,547	21	15,511,878	17
INCOME TAX BENEFIT (EXPENSE)	(1,204,206)	(1)	(2,891,663)	(3)	(3,024,012)	(3)	76,135	-
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	9,295,794	11	14,358,337	15	18,581,535	18	15,588,013	17
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	-	-	-	-	-	-	(466,731)	-
NET INCOME	$ 9,295,794	11	$ 14,358,337	15	$ 18,581,535	18	$ 15,121,282	17
Earnings per common share based on weighted average number of outstanding shares after deducting preferred stock dividends								
Income before cumulative effect of a change in accounting principles	$ 1.02		$ 1.59		$ 2.12		$ 1.81	
Cumulative effect of a change in accounting principles	-		-		-		(0.05)	
Net Income	$ 1.02		$ 1.59		$ 2.12		$ 1.76	
Earnings per common share based on weighted average number of outstanding shares after giving retroactive adjustment for stock dividends					$ 2.04		$ 1.73	

The accompanying summary of significant accounting policies and basic assumptions on revised financial forecast are an integral part of this statement.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

REVISED FORECASTED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousand New Taiwan Dollars, Except Par Value and Dividends)

	CAPITAL STOCK - $10 Par Value			CAPITAL SURPLUS	RETAINED EARNINGS				UNREALIZED LOSS ON LONG-TERM INVESTMENTS	CUMULATIVE TRANSLATION ADJUSTMENTS	TOTAL STOCKHOLDERS' EQUITY
	Authorized	Issued Common	Issued Preferred		Legal Reserve	Special Reserve	Unappropriated	Total			
Historical Data											
BALANCE, JANUARY 1, 1999	$ 95,000,000	$81,437,995	$533,000	$361,948	$13,324,464	$10,915,701	$26,494,516	$50,734,681	($203,073)	$ 37,813	$132,902,364
Increase in authorized shares	4,000,000	-	-	-	-	-	-	-	-	-	-
Conversion of preferred stock to common stock	-	45,660	(45,660)	-	-	-	-	-	-	-	-
Transfer of special reserve	-	-	-	-	-	(1,100,000)	1,100,000	-	-	-	-
Appropriations – July 1, 1997 to December 31, 1998											
Legal reserve	-	-	-	-	2,640,611	-	(2,640,611)	-	-	-	-
Bonus to employees	-	-	-	-	-	-	(197,436)	(197,436)	-	-	(197,436)
Bonus to directors and supervisors	-	-	-	-	-	-	(71,076)	(71,076)	-	-	(71,076)
Cash dividends to preferred stock - $2.5 per share	-	-	-	-	-	-	(131,267)	(131,267)	-	-	(131,267)
Cash dividends to common stock - $2.5 per share	-	-	-	-	-	-	(20,361,481)	(20,361,481)	-	-	(20,361,481)
Stock dividends	-	4,138,034	-	-	-	-	(4,138,034)	(4,138,034)	-	-	-
Net income for 1999	-	-	-	-	-	-	15,121,282	15,121,282	-	-	15,121,282
Translation adjustment of investees' long-term investments	-	-	-	-	-	-	-	-	-	(22,472)	(22,472)
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	-	201,972	-	201,972
Other	-	-	-	2,047	-	-	(781)	(781)	-	-	1,266
BALANCE, DECEMBER 31, 1999	99,000,000	85,621,689	487,340	363,995	15,965,075	9,815,701	15,175,112	40,955,888	(1,101)	15,341	127,443,152
Increase in authorized shares	7,000,000	-	-	-	-	-	-	-	-	-	-
Conversion of preferred stock to common stock	-	9,570	(9,570)	-	-	-	-	-	-	-	-
Appropriations of earnings for 1999											
Legal reserve	-	-	-	-	1,512,123	-	(1,512,123)	-	-	-	-
Bonus to employees	-	130,187	-	-	-	-	(130,187)	(130,187)	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	(39,056)	(39,056)	-	-	(39,056)
Cash dividends to preferred stock - $1.3 per share	-	-	-	-	-	-	(62,115)	(62,115)	-	-	(62,115)
Cash dividends to common stock - $1.3 per share	-	-	-	-	-	-	(11,132,059)	(11,132,059)	-	-	(11,132,059)
Stock dividends	-	1,722,180	-	-	-	-	(1,722,180)	(1,722,180)	-	-	-
Net income for 2000	-	-	-	-	-	-	18,581,535	18,581,535	-	-	18,581,535

(Forward)

Adjustments of equity in investees due to change in percentage of ownership	$ -	$ -	$ -	$ 42,506	$ -	$ -	($ 71,600)	($ 71,600)	$ -	$ -	($ 29,094)
Unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	-	(148,627)	-	(148,627)
Translation adjustment of investees' long-term investments	-	-	-	-	-	-	-	-	-	38,385	38,385
Other	-	-	-	2,504	-	-	(145)	(145)	-	-	2,359
BALANCE, DECEMBER 31, 2000	106,000,000	87,483,626	477,770	409,005	17,477,198	9,815,701	19,087,182	46,380,081	(149,728)	53,726	134,654,480
Forecasted											
Conversion of preferred stock to common stock	-	90	(90)	-	-	-	-	-	-	-	-
Appropriations of earnings for 2000											
Legal reserve	-	-	-	-	1,858,153	-	(1,858,153)	-	-	-	-
Special reserve	-	-	-	-	-	96,001	(96,001)	-	-	-	-
Bonus to employees	-	489,126	-	-	-	-	(489,126)	(489,126)	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	(48,913)	(48,913)	-	-	(48,913)
Cash dividends to preferred stock-$1.5 per share	-	-	-	-	-	-	(71,652)	(71,652)	-	-	(71,652)
Cash dividends to common stock-$1.5 per share	-	-	-	-	-	-	(13,122,557)	(13,122,557)	-	-	(13,122,557)
Stock dividends	-	2,638,842	-	-	-	-	(2,638,842)	(2,638,842)	-	-	-
Net income for 2001	-	-	-	-	-	-	9,295,794	9,295,794	-	-	9,295,794
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	-	57,319	-	57,319
Translation adjustment of investees' long-term investment	-	-	-	-	-	-	-	-	-	(22,639)	(22,639)
BALANCE, DECEMBER 31, 2001	$106,000,000	$90,611,684	$477,680	$409,005	$19,335,351	$ 9,911,702	$10,057,732	$39,304,785	($ 92,409)	$31,087	$130,741,832

The accompanying summary of significant accounting policies and basic assumptions on revised financial forecast are an integral part of this statement.

CHINA STEEL CORPORATION

REVISED FORECASTED STATEMENT OF CASH FLOWS
(In Thousand New Taiwan Dollars)

	Forecasted 2001 (Revised)	Forecasted 2001 (Original)	Historical Data 2000	Historical Data 1999
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$ 9,295,794	$ 14,358,337	$ 18,581,535	$ 15,121,282
Depreciation and amortization	12,352,863	12,078,694	12,667,257	11,511,260
Deferred income tax	(826,000)	(826,000)	(577,691)	(236,636)
Provision for loss on inventories	-	-	(197,356)	(284,026)
Investment income on long-term investments under equity method	(1,140,856)	(2,271,983)	(253,647)	(1,583,482)
Loss on disposal of properties	50,000	108,455	38,813	25,460
Cash dividends on long-term investments under equity method	148,892	200,000	126,831	1,115,968
Gain on disposal of long-term investments	-	-	(1,541,563)	(70,648)
Amortization and exchange (gain) loss of forward exchange	-	-	(18,949)	92,766
Changes in operating assets and liabilities				
Notes receivable	(102,623)	(39,097)	81,668	1,989,384
Accounts receivable	350,860	94,853	(585,504)	(236,639)
Inventories	1,704,598	(510,217)	(4,117,684)	3,851,065
Prepayment and other current assets	(187,564)	(15,503)	208,313	(74,771)
Accounts payable	(106,090)	(125,152)	167,726	23,305
Income tax payable	(3,339,555)	(2,807,145)	2,089,147	(1,648,126)
Other payables	(663,083)	(52,000)	1,652,380	392,489
Other current liabilities	(32,275)	28,996	(247,165)	(337,470)
Net Cash Provided by Operating Activities	17,504,961	20,222,238	28,074,111	29,651,181
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease (increase) in short-term investments	(1,101,785)	(2,449,997)	(4,743,303)	2,301,321
Acquisition of properties	(6,013,409)	(6,013,409)	(2,494,358)	(8,263,766)
Decrease (increase) in long-term investments	(2,510,000)	991,375	(9,177,850)	(3,077,914)
Decrease (increase) in pledged time deposits	(250,000)	(350,000)	(77,299)	171,568
Proceeds from disposal of properties	-	-	-	3,052,795
Proceeds from disposal of long-term investments	-	-	1,954,120	200,237
Decrease (increase) in other assets	6,270	6,270	(1,431,018)	149,720
Net Cash Used in Investing Activities	(9,868,924)	(7,815,761)	(15,969,708)	(5,466,039)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in bonds payable	238,000	7,688,000	(41,000)	9,167,000
Increase (decrease) in short-term bank loans and overdrafts	5,466,967	106,287	(692,579)	(438,738)
Increase (decrease) in long-term debts	(2,874,165)	(2,489,331)	719,762	(3,422,889)
Increase (decrease) in commercial papers payable	98,363	259,706	(5,220,887)	1,731,192

(Forward)

Cash dividends	($13,194,209)	($14,073,823)	($11,150,096)	($20,471,274)
Bonus to employees, directors and supervisors	(48,913)	(49,194)	(39,056)	(266,956)
Decrease in payable on properties purchased	-	-	(498,995)	(66,919)
Net decrease in cash from forward exchange	-	-	(12,541)	(122,977)
Net Cash Used in Financing Activities	(10,313,957)	(8,558,355)	(16,935,392)	(13,891,561)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,677,920)	3,848,122	(4,830,989)	10,293,581
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,161,618	12,859,530	19,992,607	9,699,026
CASH AND CASH EQUIVALENTS, END OF YEAR	$12,483,698	$16,707,652	$15,161,618	$19,992,607
SUPPLEMENTAL INFORMATION				
Interest paid (excluding capitalized interest)	$ 3,383,276	$ 3,892,299	$ 3,276,364	$ 2,720,935
Income tax paid	$ 5,369,761	$ 6,524,808	$ 1,512,556	$ 1,808,627
Noncash Financing Activities				
Long-term liabilities due within one year	$ 7,530,262	$ 7,530,262	$12,809,033	$ 7,750,654
Supplemental Information for Subsidiaries Acquired				
The fair value of assets and liabilities of subsidiaries acquired as follows:				
Cash	$ -	$ -	$ 9	$ -
Long-term investments	-	-	1,597,253	-
Others	-	-	75	-
Liabilities	-	-	(90)	-
	-	-	1,597,247	-
Shareholdings percentage	-	-	× 99.44%	-
	-	-	1,588,302	-
Deferred credit	-	-	(210,977)	-
Acquisition of subsidiaries			1,377,325	
Cash balances of subsidiaries calculated by shareholdings percentage	-	-	(9)	-
Cash paid by subsidiaries acquired	$ -	$ -	$ 1,377,316	$ -

The accompanying summary of significant accounting policies and basic assumptions on revised financial forecast are an integral part of this statement.

CHINA STEEL CORPORATION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIC ASSUMPTIONS ON REVISED FINANCIAL FORECAST

(Amounts in Thousand New Taiwan Dollars, Except Dividends Per Share, Unit Prices, Unit costs and Unless Otherwise Stated)

A. GENERAL

The Corporation, in compliance with regulations stipulated by the ROC Securities and Futures Commission, voluntarily publishes its financial forecasts to provide investors with information on future operations.

On November 27, 2000, the Corporation prepared its forecasted financial statements for the year ending December 31, 2001 (hereinafter, "2001") based on the management's best estimates and evaluation of future operations. Due to changes in events and circumstances and significant basic assumptions, on August 28, 2001, the Corporation revised the 2001 forecasted financial statements based on the management's updated estimates and evaluation of future operations. The basic assumptions stated herein are those that management considers are material to affect the forecasted financial statements. There will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

The historical data for the years ended December 31, 2000 and 1999 were excerpted from such periods' audited financial statements for comparison and reference purposes.

B. IMPACT ON THE OPERATION RESULTS FOR THE REVISED FORECASTED FINANCIAL STATEMENTS

The comparison between revised and original forecast on gross profit, income from operations and income before income tax for 2001 is summarized as follows:

	Forecast		Increase (Decrease)	
	Revised	Original	Amount	(%)
Revenues	$ 85,973,314	$ 92,761,014	($6,787,700)	(7)
Cost of revenues	73,479,428	72,529,976	949,452	1
Gross profit	12,493,886	20,231,038	(7,737,152)	(38)
Operating expenses	4,561,897	4,561,897	-	-
Income from operations	7,931,989	15,669,141	(7,737,152)	(49)
Non-operating income - net	2,568,011	1,580,859	987,152	62
Income before income tax	$ 10,500,000	$ 17,250,000	($6,750,000)	(39)

The revision of the 2001 forecasted financial statements mainly resulted from the change in the basic assumptions to the following revenue, cost and expense accounts:

1. Revenues

   Revenues decreased by $6,787,700 (7%), mainly attributes to the sharp decrease in steel market, but the Corporation is devoting to increase the sales of hot rolled coil and sheet. The Corporation anticipates that average unit selling price will decrease by 8% and sales volume will increase by 1%.

2. Cost of revenues

   Cost of revenues increased by $949,452 (1%) mainly attributes to the increase in sales volume by 1% resulting from the increase of raw material costs and relative expenses.

3. Net non-operating income increased by $987,152 (62%) mainly attributes to the net effect of increase in gain on sale of short-term investments by $1,670,750, and the decrease in investment income by $1,131,127 under the equity method based on the investees' adjusted forcasted profit for 2001 and the decrease in other expenses by $322,153.

C. SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents

Cash equivalents represent commercial papers matured within three months from investing date.

Short-term investments

Marketable securities, representing bond funds, stocks listed and traded in the Taiwan Stock Exchange and commercial papers over three months from investing date, are stated at the lower of weighted average cost or market value.

Market value represents net assets value of bond funds on balance sheet date, or monthly average price of listed stocks in the latest month of the period.

Inventories

Inventories consist of raw materials, supplies, fuel, finished products, work in process, by-products and construction in progress. The construction revenues are recognized by the percentage-of-completion method, and the construction in progress is valued by the costs incurred plus (less) the estimated gain (loss). Other inventories are stated at the lower of weighted moving average cost or market value. Market value represents net realizable value for finished products, semi-finished products, by-products and construction in progress, and replacement costs for raw materials, supplies and fuel.

Long-term investments

Long-term stock investments for which the Company owns 20% or more of the voting shares of the investee or has significant influence on the investees are accounted for by equity method. When the equity method is initially applied, the difference between the carrying value of an investment and the proportionate equity in the net assets of the investee is amortized over five years. Investment gains or losses are recognized quarterly, unrealized gains or losses arising from transactions with investees and from transactions between investees are eliminated. Cash dividends received from investees are recorded as a deduction in the investment carrying value. Translation adjustments and unrealized loss on long-term investments of investees are recognized proportionately by the Corporation's shareholdings. Stock dividends received are accounted for only as increases in number of shares held. When the investee company issued additional shares, and if the Corporation does not subscirbe its proportionate shares. The difference between the carrying value of long-term investment and the proportionate sharing in the investee's equity balance is adjusted to capital surplus. However, if the adjustment is to decrease the capital surplus, but the capital surplus arising from the long-term investment is insufficient to cover the adjustment, then such adjustment shall be made to unappropriated earnings.

Other investments are accounted for by cost method.

Properties

Properties and other assets (leased asset) are stated at cost or cost plus appreciation, less accumulated depreciation. Major additions, renewals and betterments are capitalized while maintenance and repairs are expensed currently.

Interest expensed during the period of construction of such properly will be capitalized as the cost of such fixed asset.

Depreciation on properties is provided by the straight-line method based on estimated average service lives as follows: land improvements, 5-40 years; buildings and improvements, 20-60 years; machinery and equipment, 3-25 years; transportation equipment, 3-25 years; miscellaneous equipment, 3-15 years. Depreciation on appreciation is provided by the straight-line method over the remaining service lives of the revalued assets. When a property reaches its original service life but is still in use, its residual value shall be further depreciated over its reestimated remaining service life until fully depreciated.

Depreciation on machinery and equipment leased to the Corporation's affiliate (under other assets - leased assets) is provided by the working hours method.

Upon sale or disposal of properties, the related cost, appreciation and accumulated depreciation are removed from the accounts. Gains or losses on the retirement or disposal of properties are credited or charged to current income and any such gains, net of applicable income tax, are transferred later to capital surplus in the same year.

Sales

Sales are recognized as follows: Domestic - when products are delivered off the Corporation's premises; export - when products are loaded aboard vessels.

Pension

Pension costs are recognized based on actuarial calculations.

Income tax

Income tax is provided on interperiod allocation basis. Tax effects on deductible temporary differences and unused tax credits are recognized as deferred income tax assets. Valuation allowance is provided for deferred tax assets which are not certain to be realized. Tax effects of taxable temporary differences are recognized as deferred tax liability. Deferred tax asset or liability is classified as current or noncurrent based on the classification of the related asset or liability, otherwise it shall be classified according to the expected reversal time period.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Annual earnings shall be appropriated by the Corporation's shareholders' resolution in the next year. The undistributed earnings, as determined by the tax regulations, shall be subject to 10% income taxes. Such taxes are recorded as expenses after the shareholders resolve that the earnings shall be retained.

Foreign-currency transactions

Foreign-currency transactions, except derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when foreign-currency receivables and payables are settled or converted are credited or charged to income in the year of settlement. At the balance sheet date, foreign-currency assets and liabilities are restated at the prevailing exchange rates and resulting adjustments are credited or charged to income.

Derivative financial instruments

Forward exchange transactions entered into as hedge for foreign-currency net assets or net liabilities are recorded in New Taiwan dollars at the spot rates on the date of each forward contract. The differences between spot rates and forward rates are amortized over the period of each forward contract and recognized as gains or losses. Year-end balances of forward exchange contracts are restated at the prevailing exchange rates and the resulting adjustments are credited or charged to income. Exchange gains or losses on forward exchange transactions entered into as hedge for foreign-currency commitments are deferred as adjustments to the prices of transactions.

The related receivable and payable balances are netted against each other and the resulting balance is accounted for as either current asset or liability.

D. SUMMARY OF CHANGE IN SIGNIFICANT BASIC ASSUMPTIONS

The revised forecasted financial statements were prepared based on the actual amount for the seven months ended July 31, 2001 plus the forecasted amount for the five months from August to December 2001. The forecasted data are based on current market situation, operation plans and the management's best estimates and assesment of future operations.

1. Statement of Income

The original and revised forecasted revenues and cost of revenues for 2001 are summarized by products as follows:

	Revised			Original		
	Quantity (Tons)	Unit Price	Amount	Quantity (Tons)	Unit Price	Amount
Revenues						
Hot rolled coil and sheet	4,461,043	$ 6,981	$ 31,143,968	4,103,700	$ 7,464	$ 30,630,077
Wire rod, plate and bar	2,684,426	9,477	25,440,488	2,857,300	9,940	28,402,262
Cold rolled coil and sheet	2,139,314	10,871	23,256,311	2,508,000	11,483	28,799,851
Other coil and sheet	520,217	5,954	3,097,245	233,000	7,100	1,654,318
By-products and non - steel products			1,010,345			913,550
Services and others			2,024,957			2,360,956
Total revenues	9,805,000		$ 85,973,314	9,702,000		$ 92,761,014
Cost of revenues						
Hot rolled coil and sheet		$ 6,105	$ 27,232,785		$ 6,059	$ 24,863,585
Wire rod, plate and bar		7,877	21,146,108		7,599	21,712,881
Cold rolled coil and sheet		9,211	19,705,188		8,790	22,045,298
Other coil and sheet		5,566	2,895,554		6,673	1,554,917
By-products and non steel products			1,036,346			856,500
Services and others			1,463,447			1,496,795
Total cost of revenues			$ 73,479,428			$ 72,529,976
Gross profit ratio			15%			22%

a. Revenues

Based on current available sales orders and the forecasted selling prices for the third and fourth quarters, the Corporation anticipates the economy will not recover or even be in negative growth. This situation will unfavorably affect the steel industry market. Accordingly, the Corporation will reduce the unit selling prices by about 8% as compared to the original forecast.

Revised forecasted revenues will decrease by $6,787,700 (7%) as compared to original, as analyzed by products as follows:

1) Hot rolled coil and sheet

The Corporation shall aggressively promote the sales of these products to increase the sales quantities by 9%, but shall drop by decrease of 6% the unit selling prices. As resulted, the sales revenues will increase by $513,891 (2%).

2) Wire rod, plate and bar

The Corporation anticipates that the sales quantities and unit selling prices of these products will decrease by 6% and 5% respectively, resulting in the decrease of $2,961,774 (10%) in sales revenues.

3) Cold rolled coil and sheet

The Corporation anticipates decrease in unit selling price and sales quantities by 5% and 15% respectively, resulting in the decrease of $5,543,540 (19%) in sales revenues.

4) Other coil and sheet

The Corporation anticipates that unit selling prices will decrease by 16% but the sales quantities will increase by 123%, resulting in the increase of $1,442,927 (87%) in sales revenues.

b. Cost of revenues

Revised forecasted cost of revenues will increase by $949,452 as compared with original, mainly attributes to the followings:

1) Raw materials

Revised forecasted cost of raw materials will increase by $1,716,587 (6%), mainly attributes to the rise in purchase prices for import raw materials and the devaluation of the New Taiwan dollars.

2) Direct labor

This consists mainly of salaries and wages, bonus, overtime pay, insurance and pension. The Corporation expected no significant change in direct labor costs.

3) Manufacturing expenses

Revised forecasted manufacturing expenses for 2001 will decrease by $881,898 (3%), consisting mainly of the followings:

(a) Salaries and wages: This consists mainly of salaries and wages, bonus, overtime pay and pension. Due to the decrease of revised revenues, the bonus will decrease accordingly. The Corporation anticipates a decrease of $133,781 (2%) in salaries and wages.

(b) Variable overhead: This consists mainly of the costs of maintenance, utilities, fuel, package and factory supplies. The management is campaigning cost control plan and the actual costs of maintenance and fuel have been less than the original forecast for the seven months ended July 31, 2001. Accordingly such revised variable cost will decrease by $816,368 (5%) for the whole year.

4) Others:

These are estimation based on the actual amount for the seven months ended July 31, 2001. The Corporation expects no significant change for such other manufacturing expenses.

c. Operating expenses

The Corporation expects no significant change in operating expense, consisting mainly of the followings:

1) Salaries and wages: This consists mainly of salaries and wages, bonus, overtime pay, insurance and pension. Due to the decrease in revised sales revemves, the bonus will decrease accordingly. The Corporation anticipates a decrease of $33,433 (2%) in salaries and wages.

2) Variable expenses: This consists mainly of the costs of commission, service fee, factory supplies, transportation and maintenance. The Corporation anticipates that costs of maintenance and service fee will increase by $33,433 (2%).

3) Others: As explained under manufacturing expense - others.

d. Non-operating income and expenses

1) Interest revenue and expense

The revised forecasted interest expense is calculated based on to the interest charged on the short-term debts, long-term debts and bonds payable after deducting the capitalized interest expense of $120,000. Due to the increase in the average balance of debts, the Corporation anticipates an increase of $122,793 (4%) in interest expense. The revised forecasted interest revenues is computed according to the average balance of time deposits, and is equivalent to the original forecast.

2) Investment income

The revised forecasted investment income consist of the investment income under equity method of $1,140,856 and gain on disposal of short-term investment of $3,413,093. The investment income from long-term investments under equity method will decrease, because the investees' operating results may be not so well as original forecasted. The Corporation will increase the sales of short-term investment, the revised forecasted investment income will increase by $539,623 as compared with the original forecast. The revised forecasted investment income under equity method are recognized base on the investees' self-prepared forecasted financial statements as follows:

	Investees' Net Income (Loss)	% of Ownership	Investment Income (Loss)
China Steel Express Corporation	$1,200,000	100	$1,199,640
Gains Investment Corporation	108,234	100	108,234
C. S. Aluminium Corporation	263,403	98	258,003
China Steel Global Trading Corporation	147,530	100	147,338
China Prosperity Development Corporation	676	100	676
China Steel Security Corporation	3,750	100	3,750
Hi-mag Magnetic Corporation	20,322	50	10,191
Info-Champ Systems Corporation	134,133	100	134,133
China Hi-ment Corporation	243,543	20	49,000
China Ecotek Corporation	106,097	36	38,335
China Steel Structure Corporation	172,500	18	31,171
China Steel Chemical Corporation	427,605	31	132,560
Taisil Electronic Materials Corporation	37,000	35	12,950
Kuei Yi Industrial Corporation	(700,000)	30	(210,000)
Yieh Loong Enterprise Corporation	(2,000,000)	24	(480,000)
Goang Yaw Investment Corporation and and other eight companies	(306,800)	99	(306,800)
China Steel Asia Pacific Holdings Pte. Ltd.	11,675	99	11,675
			$1,140,856

e. Income tax

The revised forecasted 2001 income tax is calculated as follows:

Tax on pretax income at statutory rate (25%)	$2,625,000
Depreciation difference	826,000
Investment income	(1,138,487)
	2,312,513
Tax on undistributed earnings	274,949
Investment tax credit	(557,256)
Income tax payable	2,030,206
Change in deferred income tax	(826,000)
	$1,204,206

Income tax payable is net of prepaid income tax.

2. Balance Sheet

a. Long-term investments

As stated under item D.1.d., the Corporation re-estimated the investment income of $1,140,586 and will implement the increase in investments of $2,510,000. The movement of these investment are expected as follows:

The revised long-term investments for 2001 are summarized as follows:

Balance, beginning of year	$34,504,547
Additional investments	2,510,000
Investment income under the equity method	1,140,856
Cash dividends	(148,892)
Reversal of unrealized loss on investees' long-term investments	57,319
Translation adjustment of investees' long-term investments	(22,639)
Balance, end of year	$38,041,191

b. Short-term bank loans and overdrafts, commercial papers payable, bonds payable and long-term debts

The Corporation anticipates an increase of $6,468,000 in short-term bank loans and overdrafts, a net increase of $238,000 in bonds payable and a decrease of $2,874,165 in long-term debts, mainly attributes to the change in financing plan arising from the lower interest rate.

c. Appropriations of retained earnings

In May 2001, the Corporation's shareholders resolved the appropriation of 2000 earnings as follows:

Legal reserve	$ 1,858,153
Special reserve	96,001
Cash dividends $1.5 per share	13,194,209
Stock dividends $0.3 per share	2,638,842
Bonus to directors and supervisors	48,913
Bonus to employees	489,126
	$18,325,244

E. REVISED FORECASTED QUARTERLY OPERATING RESULTS FOR 2001

	Actual		Forecasted	
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$23,123,263	$21,612,485	$20,267,710	$20,969,856
Cost of revenues	19,597,505	18,388,953	17,393,796	18,099,174
Gross profit	$ 3,525,758	$ 3,223,532	$ 2,873,914	$ 2,870,682
Gross profit ratios	15%	15%	14%	14%
Income before income tax	$ 2,190,886	$ 2,210,357	$ 2,694,653	$ 3,404,104

F. SENSITIVE ANALYSIS OF THE REVISED FORECASTED FINANCIAL STATEMENTS

1. Changes in foreign exchange rate

Revised forecasted exchange rate of New Taiwan Dollars against U.S. Dollars: US$1=NT$34.5

Amounts expected to be affected by the change in exchange rate:

Revenues (export sales - August to December)	US$ 279,490,000
Costs of imported raw materials and supplies (August to December)	(365,661,830)
	(US$ 86,171,830)

Effect of fluctuations on exchange rate:

Appreciation (Depreciation) of New Taiwan Dollars	Increase (Decrease) in Income before Income Tax
1%	$ 29,729
(1%)	(29,729)

2. Changes in unit selling price

Revised estimated average unit price for 2001: $8,459 per ton
Revised estimated sales quantities for August to December 2001: 4,022,165 tons

Effect of changes in unit selling price:

Increase (Decrease) in Unit Selling Price	Increase (Decrease) in Revenues
1%	$ 340,235
(1%)	(340,235)

3. Changes in sales quantities:

Revised estimated average unit price for 2001: $8,459 per ton
Revised estimated average unit cost for 2001: $7,239 per ton
Revised estimated average unit gross profit for 2001: $1,220 per ton
Revised estimated sales quantities for August to December 2001: 4,002,165 tons
Effect of changes in cost of revenues:

Increase (Decrease) in Sales Volume	Increase (Decrease) in Income before Income Tax
1%	$ 49,070
(1%)	(49,070)

G. ACHIEVEMENT OF 2000 FORECAST:

	Actual	Forecasted Original	Forecasted Revised	Achievement On Revised Forecast (%)
Revenues	$100,634,849	$ 96,755,129	$101,602,937	99
Cost of revenues	74,724,305	70,575,336	72,762,682	103
Gross profit	25,910,544	26,179,793	28,840,255	90
Operating expense	4,689,201	4,508,802	4,508,802	104
Income from operations	21,221,343	21,670,991	24,331,453	87
Non-operating income	3,911,914	2,428,252	4,918,306	80
Non-operating expenses	3,527,710	3,899,243	4,249,759	83
Income before income tax	$ 21,605,547	$ 20,200,000	$ 25,000,000	86

The 2000 original forecasted financial statements was published on December 18, 1999. Due to the change of events and circumstances, the 2000 revised forecasted financial statements were prepared on June 21, 2000.

The reason and impact of the revision: Basic assumptions in revenues and cost of revenues changed due to the recovery in both international and domestic steel market and increase in both gain on sale of investments and investments income under the equity method. Consequently, the revised gross profit and income before income tax increased by $2,660,462 or 10% and $4,800,000 or 24%, respectively, as compared with the original forecast.

H. ACHIEVEMENT OF 2001 REVISED FORECAST AS OF JUNE 30, 2001:

	Actual for Six Months Ended June 30, 2001	2001 Revised Forecasted	Achievement (%)
Revenues	$ 44,735,748	$ 85,973,314	52
Cost of revenues	37,986,458	73,479,428	52
Gross profit	6,749,290	12,493,886	54
Operating expense	2,260,972	4,561,897	50
Income from operations	4,488,318	7,931,989	57
Non-operating income	1,501,915	5,968,503	25
Non-operating expenses	1,588,990	3,400,492	47
Income before income tax	$ 4,401,243	$ 10,500,000	42